EX-99.PROXYPOL

ALPHA CORE STRATEGIES FUND

PROXY VOTING POLICY

The Alpha Core Strategies Fund ( the “Fund”) operate as a “fund-of-funds,” investing, either directly or indirectly, in a group of private funds or other pooled investment vehicles or accounts (each a “Sub-Fund”; and collectively, the “Sub-Funds”), which are managed by investment advisers. These Sub-Funds do not typically convey traditional voting rights to their holders and the occurrence of corporate governance or other notices for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, 50 South Capital Advisors, LLC (the “Investment Manager”) and/or the Fund may receive notices from Sub-Funds seeking the consent of their holders in order to materially change certain rights within the structure of the security itself or change material terms of the Sub-Funds’ limited partnership agreement, limited liability company operating agreement or similar agreement with investors. To the extent that the Fund receives notices or proxies from Sub-Funds (or receives proxy statements or similar notices in connection with any other portfolio securities), the Fund has delegated proxy voting responsibilities with respect to the Fund’s portfolio securities to the Investment Manager, subject to the general oversight of the Fund’s Board of Trustees (“Board”) and with the direction that proxies should be voted consistent with the Fund’s best economic interests.

The Investment Manager has adopted the Northern Trust Proxy Voting Policies and Procedures (the “NT Proxy Policy”) for the voting of proxies on behalf of client accounts for which the Investment Manager has voting discretion, including the Fund. Under the NT Proxy Policy, proxies are to be voted in the best interests of the Fund.

A Proxy Committee comprised of senior Northern Trust investment and compliance officers has adopted certain guidelines (the “Proxy Guidelines”) concerning various corporate governance issues. The Proxy Committee has the responsibility for the content, interpretation and application of the Proxy Guidelines and may apply these Proxy Guidelines with a measure of flexibility. Northern Trust has retained an independent third party (the “Service Firm”) to review proxy proposals and to make voting recommendations to the Proxy Committee in a manner consistent with the Proxy Guidelines.

Northern Trust may choose not to vote proxies in certain situations or for the Fund. This may occur, for example, in situations where the exercise of voting rights could restrict the ability to freely trade the security in question (as is the case, for example, in certain foreign jurisdictions known as “blocking markets”). In circumstances in which the Service Firm does not provide recommendations for a particular proxy, the Proxy Committee may obtain recommendations from analysts at Northern Trust who review the issuer in question or the industry in general. The Proxy Committee will apply the Proxy Guidelines as discussed above to any such recommendation.

The Funds Chief Compliance Officer will report to the Fund’s Board when the Investment Manager has voted any proxies.

The Fund will file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (800) 595-9111, or (ii) by visiting the SEC’s website at http://www.sec.gov.

EFFECTIVE DATE: 05/28/2015